Iowa Public Agency Investment Trust

Annual Report

DIVERSIFIED PORTFOLIO
ANNUAL FINANCIAL REPORT



FISCAL YEAR ENDING JUNE 30, 2013





INTRODUCTORY SECTION

FINANCIAL SECTION

INVESTMENT SECTION

STATISTICAL SECTION

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August 28, 2013

Dear Fellow IPAIT Participants:

The Iowa Public Agency Investment Trust (IPAIT) is pleased to submit the Diversified Portfolio Annual Financial Report for the Fiscal Year ended June 30, 2013.

About the Report

While IPAIT's financial statements and the related financial data contained in this report have been prepared in conformity with U.S. generally accepted accounting principles and have been audited by IPAIT's Independent Registered Public Accounting Firm, KPMG LLP, the ultimate accuracy and validity of this information is the responsibility of the management of the Iowa Public Agency Investment Trust Board of Trustees. To carry out this responsibility, the Board of Trustees maintains financial policies, procedures, accounting systems and internal controls which the Board believes provide reasonable, but not absolute, assurance that accurate financial records are maintained and investment assets are safeguarded.

In addition, the three ex-officio trustees meet with the Program's service providers and legal counsel to review all aspects of IPAIT performance each month. The Board of Trustees meets quarterly to similarly review Program performance and compliance. In addition, the IPAIT Board of Trustees regularly subjects IPAIT to a comprehensive review of all services and costs of operation.

In the Board's opinion, IPAIT's internal controls are adequate to ensure that the financial information in this report presents fairly the IPAIT Diversified Portfolio operations and financial condition.

The Federal Reserve has continued to keep interest rates at historically low levels targeting 0.00-0.25 percent since December 16, 2008. During this period, the IPAIT Diversified Portfolio maintained yields comparable to other money market funds, while being an educational resource for IPAIT participants. For a detailed review of the Fund, please refer to Management's Discussion and Analysis and the Investment Commentary from IPAIT's Investment Adviser in this report.

Investment Policies and Strategies

IPAIT was created pursuant to Iowa Code Chapter 28E in 1987 to enable eligible Iowa public agencies to invest their available operating and reserve funds in a competitive rate environment, safely and effectively. The Diversified Portfolio has followed established money market mutual fund investment parameters designed to maintain a $1 per unit net asset value since inception.

Investment Safeguards

The Fund continues to be focused on the investment objectives as stated in the IPAIT Investment Policy. These goals, in order of priority are: safety of invested principal, maintenance of liquidity, and maximum yield. Within these objectives, the Fund strives to provide participants with the best available rate of return for legally authorized investments. All security settlements within the Fund are settled on a delivery-versus-payment (DVP) basis. DVP settlements greatly reduce the possibility of inappropriate transmission of funds or securities.

Reliability of Investment Section

All commentary and displays in the Investment Section were prepared by IPAIT's service provider, Miles Capital, the program's Investment Adviser, Administrative Services provider, and Program Support provider. Miles Capital has provided services to the IPAIT program since the program's inception in 1987. All services provided by IPAIT to participants are subject to rigorous and regular verification.

Miles Capital and IPAIT have designed internal controls and procedures to ensure that material information is made known to the principal executive officers, David Miles (Chief Executive Officer), Vera Lichtenberger (Chief Compliance Officer), and Amy Mitchell (Chief Financial Officer), respectively during the reporting period for the semi-annual and annual report to shareholders. These individuals are required to report any deficiencies and any actual or alleged fraud to the Fund Auditor and to the Executive Committee immediately upon discovery.



Statement of Operations

For the fiscal year ending June 30, 2013 (FY 13) and the fiscal year ending June 30, 2012 (FY 12) total interest earned, total operating expenses (net of waivers), net investment income, and average annual assets for the Fund were as follows:

	Interest Earned	Expenses	Net Investment Income	Average Annual Assets
FY 13	$953,838	$903,155	$50,683	$502,786,423
FY 12	$936,546	$855,169	$81,377	$518,580,523

Both interest earned and expenses increased year-over-year, while net investment income and average annual assets decreased year-over-year. The short-term interest rates were slightly higher in FY 13 compared to FY 12 which allowed the Fund to earn more interest despite lower average assets. The increase in interest earned and the consistent average net yield allowed for an increase in expenses. The fee waivers of sponsoring associations and service providers continue in order to produce a positive net yield to participants. The waivers were at a reduced level in FY 13 compared to FY 12, which resulted in the increase in expenses.

Participant Meetings

IPAIT had a participant meeting this year with two proposals considered, election of the Board of Trustees and the selection of program auditors. Details of the meeting results and proposal responses can be found on page 28 of this report.

Summary

On behalf of IPAIT's Board of Trustees, sponsoring associations and service providers, we thank you for your continued support of the Iowa Public Agency Investment Trust. We encourage you to contact us with comments and suggestions regarding any improvements to the operation of IPAIT. Your involvement in IPAIT is essential in its ability to provide a competitive investment alternative, and ongoing program opportunities for association members.

As we begin Fiscal Year 2013-2014, IPAIT will continue to be guided by its objectives of safety, liquidity, and competitive return. In addition, IPAIT will be an excellent resource as a user-friendly investment alternative and also an educational resource. The website provides monthly updates as well as access to the secure IPASonlineTM system. We collectively pledge to continue working together to provide a safe source of interest income for every participant.

Respectfully,

Craig Hall
Chair, Board of Trustees













5




Sponsoring Associations



Iowa Association of Municipal Utilities
1735 NE 70th Avenue
Ankeny, IA 50021-9353
Robert Haug, Executive Director
bhaug@iamu.org
515-289-1999



Iowa State Association of Counties
5500 Westown Parkway, Suite 190
West Des Moines, IA 50266-8202
William Peterson, Executive Director
bpeterson@iowacounties.org
515-244-7181



Iowa League of Cities
500 SW 7th Street, Suite 101
Des Moines, IA 50309
Alan Kemp, Executive Director
alankemp@iowaleague.org
515-244-7282

Legal Counsel

AHLERS & COONEY, P.C.

AHLERS & COONEY, P.C.
100 Court Avenue, Suite 600
Des Moines, IA 50309
Elizabeth Grob 515-246-0305
egrob@ahlerslaw.com

Investment Adviser
Administrator
Program Support

MILES Capital

Miles Capital
Century II Building
1415 28th Street, Suite 200
West Des Moines, IA 50266-1461

John Osier 515-224-2769
josier@miles-capital.com
Amy Mitchell 515-224-2720
amitchell@miles-capital.com
Anita Tracy 515-224-2725
atracy@miles-capital.com
Vera Lichtenberger 515-224-2764
vlichtenberger@miles-capital.com
Ryan Berry 515-224-2723
rberry@miles-capital.com

Custodian



Wells Fargo Bank, N.A.
MAC N9311-115
625 Marquette Avenue, 11th Floor
Minneapolis, MN 55479
Brent Jordahl 612-316-0112
brent.m.jordahl@wellsfargo.com

Independent Registered
Public Accounting Firm

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309
Michael Martens 515-697-1350
mmartens@kpmg.com



**Organization Chart
(unaudited)**

IPAIT Board of Trustees

Craig Hall, Chair

Susan Vavroch, Vice Chair (retired)*

Richard Heidloff, Second Vice Chair

Greg Fritz, Board Member

Dianne Kiefer, Board Member

Brent Hinson, Board Member

Paula Meyer, Board Member

Charles Rieken, Board Member (retired)*

Andrew Lent, Board Member

*The Board of Trustees will nominate and appoint Trustees at the August 28, 2013, meeting to serve in place of the retired Trustees until the next Participant meeting.

IPAIT Sponsoring Association

Iowa League of Cities
Alan Kemp

Iowa State
Association of Counties
William Peterson

Iowa Association of
Municipal Utilities
Robert Haug

IPAIT Custodian

Wells Fargo Bank, N.A.

Brent Jordahl

IPAIT Investment Adviser

Miles Capital

John Osier

IPAIT Administrator

Miles Capital

Amy Mitchell

Anita Tracy

IPAIT Program Support

Miles Capital

Ryan Berry

IPAIT Legal Counsel

Ahlers & Cooney, P.C.

Elizabeth Grob

IPAIT Independent Registered Public Accounting Firm

KPMG LLP

Michael Martens



KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Unitholders
Iowa Public Agency Investment Trust:

We have audited the accompanying statement of net assets of the Diversified Portfolio of the Iowa Public Agency Investment Trust (the Fund), including the schedule of investments, as of June 30, 2013, and the related statements of operations and changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 2013, by correspondence with custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Diversified Portfolio of the Iowa Public Agency Investment Trust as of June 30, 2013, the results of its operations and the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

In accordance with *Government Auditing Standards*, we have also issued our report dated August 28, 2013 on our consideration of the Fund's internal control over financial reporting and our tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* and should be considered in assessing the results of our audits.



U.S. generally accepted accounting principles require that the management's discussion and analysis on pages 10–12 be presented to supplement the basic financial statements. Such information, although not a part of the basic financial statements, is required by the Governmental Accounting Standards Board who considers it to be an essential part of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required supplementary information in accordance with auditing standards generally accepted in the United States of America, which consisted of inquiries with management about the methods of preparing the information and comparing the information for consistency with management's responses to our inquiries, the basic financial statements, and other knowledge we obtained during our audit of the basic financial statements. We do not express an opinion or provide any assurance on the information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

/s/ KPMG LLP

August 28, 2013



This section of the IPAIT Diversified Portfolio's Comprehensive Annual Financial Report presents management's discussion and analysis of the financial position and results of operations as of and for the fiscal years ended June 30, 2013 (FY 13) and 2012 (FY 12). This information is being presented to provide additional information regarding the activities of IPAIT, pursuant to the requirements of Governmental Accounting Standards Board Statement No. 34, Basic Financial Statements – and Management's Discussion and Analysis – for State and Local Governments, Statement No. 37, Basic Financial Statements – and Management's Discussion and Analysis – for State and Local Governments: Omnibus, and Statement No. 38, Certain Financial Statement Note Disclosures (Statements Nos. 34, 37, and 38). This discussion and analysis should be read in conjunction with the basic financial statements of IPAIT's Diversified Portfolio.

OVERVIEW OF THE FINANCIAL STATEMENTS

The Management's Discussion and Analysis provides an introduction to and overview of the basic financial statements of IPAIT's Diversified Portfolio. The following components comprise the financial statements: 1) Schedule of Investments, 2) Statement of Net Assets, 3) Statements of Operations, 4) Statements of Changes in Net Assets, and 5) Notes to Financial Statements.

- The Schedule of Investments lists each security held by the portfolio as of the date of current fiscal year end.

- The Statement of Net Assets shows the financial position (assets and liabilities) of the portfolio as of the date of the current fiscal year end.

- The Statements of Operations display the results of operations (income and expenses) of the portfolio for the two most recent fiscal years.

- The Statements of Changes in Net Assets display the results of additions (net investment income, unit sales, and reinvestments) and deductions (dividends and unit redemptions) of the portfolio for the two most recent fiscal years.

- The Notes to Financial Statements describe significant accounting policies and disclose summary security transaction amounts of the portfolio and other information required by U.S. generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year-over-year changes in most financial statement amounts reported in IPAIT's Diversified Portfolio are most significantly impacted by the level of average net assets (which fluctuates based on the overall levels of pool participant/unitholder invested balances). The pool is the portfolio. Additionally, changes in the short-term interest rate environment (which follows the general trend established by monetary policy set by the Federal Reserve) contribute to year-over-year variances in the amount of investment income earned by the portfolio. Over the twelve months ended June 30, 2013, the Federal Reserve's Federal Open Market Committee did not change the Fed Funds target rate from a range of zero to 0.25 percent. The Fed Funds target rate was set from a range of zero to 0.25 percent on December 16, 2008.



Condensed financial information and variance explanations for FY 13, as compared to FY 12, follow.

Net Assets	June 30, 2013	Percent Change	June 30, 2012
Total investments	$ 468,316,801	-15%	$ 554,129,529
Excess of total liabilities over other assets	(12,619,486)	7%	(11,806,870)
Net assets held in trust for pool participants	455,697,315	-16%	542,322,659
Average Net Assets	$ 502,786,423	-3%	$ 518,580,523

Total investments and net assets decreased 15 and 16 percent, respectively, comparing June 30, 2013 and June 30, 2012 amounts. During FY 13, average net assets decreased 3 percent to $502,786,423 from average net assets of $518,580,523 during FY 12.

Change in Net Assets for the years ended	June 30, 2013	Percent Change	June 30, 2012
Investment Income	$ 953,838	2%	$ 936,546
Total Net Expenses	(903,155)	6%	(855,169)
Dividends to unitholders from net investment income	(50,683)	-38%	(81,377)
Net (decrease) increase in net assets	(86,625,344)	-573%	18,305,669
Net assets at beginning of year	542,322,659	3%	524,016,990
Net assets at end of year	$ 455,697,315	-16%	$ 542,322,659

Investment income increased 2 percent and dividends to unitholders from net investment income decreased 38 percent during FY 13 compared to FY 12. During the 12-month periods in FY 13 and FY 12, the Fed Funds target rate remained at a range from zero to 0.25 percent. The Fed Funds target rate is an economic indicator for short-term investments and has been at the same zero to 0.25 percent level since December 2008. Total net expenses are derived based on net assets held by the Fund and the effect of any fee waivers in place. These expenses increased 6 percent during FY 13 compared to FY 12.



Condensed financial information and variance explanations for FY 12, as compared to FY 11, follow.

Net Assets	June 30, 2012	Percent Change	June 30, 2011
Total investments	$ 554,129,529	11%	$ 497,999,082
Excess of other assets over (under) total liabilities	(11,806,870)	-145%	26,017,908
Net assets held in trust for pool participants	542,322,659	3%	524,016,990
Average Net Assets	$ 518,580,523	14%	$ 456,576,586

Total investments and net assets increased 11 and 3 percent, respectively, comparing June 30, 2012 and June 30, 2011 amounts. During FY 12, average net assets increased 14 percent to $518,580,523 from average net assets of $456,576,586 during FY 11.

Change in Net Assets for the years ended	June 30, 2012	Percent Change	June 30, 2011
Investment Income	$ 936,546	-29%	$ 1,323,438
Total Net Expenses	(855,169)	-18%	(1,043,173)
Dividends to unitholders from net investment income	(81,377)	-71%	(280,265)
Net increase in net assets	18,305,669	-79%	88,308,810
Net assets at beginning of year	524,016,990	20%	435,708,180
Net assets at end of year	$ 542,322,659	3%	$ 524,016,990

Investment income and dividends to unitholders from net investment income decreased 29 percent and 71 percent, respectively, during FY 12 compared to FY 11 due to the unprecedented lower interest rate environment. During the 12-month periods in FY 11 and FY 12, the Fed Funds target rate remained at a range from zero to 0.25 percent. The Fed Funds target rate is an economic indicator for short-term investments and has been at the same zero to 0.25 percent level since December 2008. Total net expenses are derived based on net assets held by the Fund and the effect of any fee waivers in place. These expenses decreased 18 percent during FY 12 compared to FY 11 due to additional expense waivers implemented during FY 12 as compared to FY 11.

CONTACTING THE PORTFOLIO'S FINANCIAL MANAGEMENT
This financial report is designed to provide IPAIT participants and prospective investors with a general overview of the Fund's finances and to demonstrate the Fund's accountability for the resources it receives and manages. If you have questions about the report or need additional financial information, contact IPAIT at 800-872-4024 or visit the website at IPAIT.org.



Iowa Public Agency Investment Trust - Diversified Portfolio
Schedule of Investments - June 30, 2013

Par Value	Description	Yield at Time of Purchase	Due Date	Amortized Cost
COUPON SECURITIES				
$ 9,538,000	Federal National Mortgage Association, 1.25%	0.18%	08/20/13	$ 9,552,061
16,485,000	Federal Home Loan Bank, 4.00%	0.18%	09/06/13	16,600,381
15,000,000	Federal Home Loan Bank, 3.63%	0.19%	10/18/13	15,153,871
6,000,000	Federal Farm Credit Bank, Variable Rate	0.40%	11/18/13	6,000,000
18,925,000	Federal Home Loan Bank, 0.14%	0.16%	11/19/13	18,923,720
13,000,000	Federal Home Loan Bank, 0.10%	0.15%	01/06/14	12,996,490
9,500,000	Federal Home Loan Bank, 0.26%	0.17%	01/23/14	9,504,890
13,000,000	Federal Farm Credit Bank, Variable Rate	0.39%	02/10/14	13,000,000
3,000,000	Federal Farm Credit Bank, Variable Rate	0.23%	02/24/14	3,000,699
3,600,000	Federal Farm Credit Bank, Variable Rate	0.22%	03/06/14	3,604,456
14,200,000	Federal Farm Credit Bank, Variable Rate	0.14%	03/11/14	14,200,946
11,750,000	Federal Farm Credit Bank, Variable Rate	0.19%	03/26/14	11,751,722
2,000,000	Federal Farm Credit Bank, Variable Rate	0.14%	04/01/14	2,000,151
8,415,000	Federal Farm Credit Bank, Variable Rate	0.17%	05/12/14	8,414,635
9,100,000	Federal Farm Credit Bank, Variable Rate	0.23%	06/11/14	9,101,758
13,000,000	Federal Home Loan Bank, 0.38%	0.21%	06/12/14	13,019,920
12,000,000	Federal National Mortgage Association, Variable Rate	0.17%	06/23/14	12,022,549
7,200,000	Federal National Mortgage Association, Variable Rate	0.17%	06/23/14	7,213,561
9,000,000	Federal National Mortgage Association, Variable Rate	0.17%	06/23/14	9,016,933
	Total (cost -- $195,078,743)			195,078,743
CERTIFICATES OF DEPOSIT				
1,500,000	Treynor State Bank-Treynor CDARS	0.35%	12/05/13	1,500,000
1,000,000	Treynor State Bank-Treynor CDARS	0.35%	12/12/13	1,000,000
5,050,112	Treynor State Bank-Treynor CDARS	0.35%	12/26/13	5,050,112
1,012,067	Maquoketa State Bank-Maquoketa CD	0.45%	01/20/14	1,012,067
246,600	City State Bank-Central City CD	0.55%	01/27/14	246,600
2,015,522	Freedom Financial Bank-West Des Moines CD	0.50%	02/07/14	2,015,522
1,500,000	American State Bank-Sioux Center CD	0.30%	03/11/14	1,500,000
1,003,018	Northwest Bank-Spencer CD	0.25%	03/20/14	1,003,018
2,005,768	Northwest Bank-Spencer CD	0.25%	03/20/14	2,005,768
246,573	Great Western Bank-West Des Moines Bank CD	0.25%	03/26/14	246,573
1,000,000	Peoples Bank-Rock Valley CD	0.36%	04/25/14	1,000,000
1,000,000	Maquoketa State Bank-Maquoketa CD	0.21%	05/20/14	1,000,000
	Total (cost -- $17,579,660)			17,579,660
DEPOSIT ACCOUNTS				
245,000	Boone Bank and Trust-Boone	0.15%		245,000
245,000	Central State Bank-State Center	1.00%		245,000
245,000	Citizens State Bank-Pocahontas	0.40%		245,000
247,888	Community Bank-Oelwein	0.60%		247,888
246,510	Community Savings Bank-Manchester	0.52%		246,510
245,000	First National Bank-Sioux Center	0.40%		245,000

See accompanying notes to financial statements.

See accompanying notes to financial statements.



Iowa Public Agency Investment Trust - Diversified Portfolio
Schedule of Investments - June 30, 2013

Par Value	Description	Yield at Time of Purchase	Due Date	Amortized Cost
	DEPOSIT ACCOUNTS (continued)			
$ 2,250,000	Northwest Bank-Spencer	0.40%		$ 2,250,000
1,000,000	Treynor State Bank-Treynor	0.25%		1,000,000
2,353,000	Wells Fargo Public Fund Deposit Account	0.14%		2,353,000
20,425,000	Wells Fargo Public Fund Savings Account	0.15%		20,425,000
	Total (cost -- $27,502,398)			27,502,398
	REPURCHASE AGREEMENTS (collateralized by U.S. Govt. Securities)			
82,000,000	Merrill Lynch, Pierce, Fenner and Smith, Inc.	0.11%	07/01/13	82,000,000
113,156,000	South Street Securities, LLC	0.25%	07/01/13	113,156,000
33,000,000	Wells Fargo Bank, N.A.	0.10%	07/01/13	33,000,000
	Total (cost -- $228,156,000)			228,156,000
	TOTAL INVESTMENTS (cost -- $468,316,801)			$ 468,316,801

See accompanying notes to financial statements.



Iowa Public Agency Investment Trust - Diversified Portfolio
Statement of Net Assets - June 30, 2013

ASSETS

Investments in securities, at amortized cost:		
Coupon Securities	$	195,078,743
Certificates of Deposit		17,579,660
Other Investments		27,502,398
Repurchase Agreements		228,156,000
Total investments in securities		468,316,801
Cash		192
Interest receivable		427,048
Total assets		468,744,041

LIABILITIES

Payable to brokers for investments purchased	12,996,490
Investment advisory, administrative, and program support fees payable	27,544
Custody fees payable	3,811
Distribution fees payable	9,542
Other fees and expenses payable	5,606
Dividends payable	3,733
Total liabilities	13,046,726

NET ASSETS HELD IN TRUST FOR POOL PARTICIPANTS	$	455,697,315
Units of beneficial interest outstanding		455,697,315
Net asset value - offering and redemption price per share	$	1.00

See accompanying notes to financial statements.



Iowa Public Agency Investment Trust - Diversified Portfolio

Statements of Operations
For the Years Ended June 30,

	2013	2012
INVESTMENT INCOME		
Interest	$ 953,838	$ 936,546
EXPENSES		
Investment advisory, administrative, and program support fees	1,075,295	1,105,303
Custody fees	150,836	155,574
Distribution fees	377,090	388,935
Audit and Tax expenses	29,301	12,745
Insurance expense	20,737	16,091
Legal fees	19,971	18,137
Other fees and expenses	55,687	82,672
Total expenses	1,728,917	1,779,457
Less: Expenses voluntarily reduced/waived		
Investment advisory, administrative, and program support fees	(520,108)	(567,160)
Custody fees	(72,944)	(79,808)
Distribution fees	(182,358)	(199,533)
Other fees and expenses	(50,352)	(77,787)
Total expenses voluntarily reduced/waived	(825,762)	(924,288)
Net expenses	903,155	855,169
NET INVESTMENT INCOME	$ 50,683	$ 81,377

Statements of Changes in Net Assets
For the Years Ended June 30,

	2013	2012
ADDITIONS		
From investment activities:		
Net investment income	$ 50,683	$ 81,377
From unit transactions:		
(at constant net asset value of $1 per unit)		
Units sold	791,827,538	959,523,743
Units issued in reinvestment of dividends from net investment income	50,742	94,868
Total additions	791,928,963	959,699,988
DEDUCTIONS		
Dividends to unitholders from:		
Net investment income	(50,683)	(81,377)
From unit transactions:		
Units redeemed	(878,503,624)	(941,312,942)
Total deductions	(878,554,307)	(941,394,319)
Net (decrease) increase in net assets	(86,625,344)	18,305,669
Net assets held in trust for pool participants at beginning of period	542,322,659	524,016,990
Net assets held in trust for pool participants at end of period	$ 455,697,315	$ 542,322,659

See accompanying notes to financial statements.



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Iowa Public Agency Investment Trust (IPAIT) is a common law trust established under Iowa law pursuant to Chapter 28E and Sections 331.555 and 384.21, Iowa Code (1987), as amended, which authorizes Iowa public agencies to jointly invest monies pursuant to a joint investment agreement. IPAIT is registered under the Investment Company Act of 1940 as required by Iowa Statute and files reports with the Securities and Exchange Commission under Regulation S-X. IPAIT was established by the adoption of a Joint Powers Agreement and Declaration of Trust as of October 1, 1987, and commenced operations on November 13, 1987. The Joint Powers Agreement and Declaration of Trust was amended September 1, 1988, May 1, 1993, and again on September 1, 2005. The accompanying financial statements include activities of the Diversified Portfolio. The objective of the portfolio is to maintain a high degree of liquidity and safety of principal through investment in short-term securities as permitted for Iowa public agencies under Iowa law. Wells Fargo Bank, N.A. (Wells Fargo) serves as the Custodian, and Miles Capital, Inc. (Miles Capital) serves as the Investment Adviser, Administrator, and Program Support Provider.

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net investment income during the year. Actual results could differ from those estimates.

IPAIT is exposed to various risks in connection with operation of the Diversified Portfolio and adheres to policies which attempt to mitigate market risk in the portfolio and maintains insurance coverage for fidelity and errors and omissions exposures. IPAIT has had no claims or settlements under its insurance coverage since its organization in 1987.

INVESTMENTS IN SECURITIES

The Diversified Portfolio consists of cash and short-term investments valued at amortized cost, which approximates fair value, pursuant to Rule 2a-7 under the Investment Company Act of 1940. This involves valuing a portfolio security at its original cost on the date of purchase, and thereafter amortizing any premium or discount on the interest method. Investment policies are followed to maintain a constant net asset value of $1.00 per unit for the portfolio.

Security transactions are accounted for on the trade date. Interest income, including the accretion of discount and amortization of premium, is accrued daily as earned.

IPAIT is authorized by investment policy and statute to invest public funds in obligations of the U.S. government, its agencies and instrumentalities; certificates of deposit and other evidences of deposit at federally insured Iowa depository institutions approved and secured pursuant to Chapter 12B of the Code of Iowa; and repurchase agreements, provided that the underlying collateral consists of obligations of the U.S. government, its agencies and instrumentalities and that IPAIT's custodian takes delivery of the collateral either directly or through an authorized custodian.

In connection with transactions in repurchase agreements, it is IPAIT's policy that the underlying collateral securities value exceeds the principal amount of the repurchase transaction, including accrued interest at all times. If the seller defaults and the value of the collateral declines, realization of the collateral by IPAIT may be delayed or limited. At June 30, 2013 and 2012, the securities purchased under overnight agreements to resell were collateralized by government agency securities with a fair value of $232,719,443 and of $367,795,681, respectively.

Certificates of Deposit and Deposit Accounts up to $250,000 are insured by the Federal Depository Insurance Company (FDIC). For public funds deposited in Iowa financial institutions in excess of the FDIC insurance, the local financial institution must comply with Iowa Code Section 12c.22 to insure appropriate collateralization. As of June 30, 2013, public funds invested in Certificates of Deposit and Public Fund Deposit Accounts not covered by FDIC insurance were $33,814,376. Public funds not covered by FDIC or collateralization are covered by the state sinking fund in accordance with Chapter 12C of the Code of Iowa, which provides for additional assessments against depositories to ensure there will be no loss of public funds.



Notes to Financial Statements (cont.)

CDARS, the Certificate of Deposit Account Registry Service, is a network of banks offering Certificates of Deposit below the standard FDIC insurance maximum so that principal and interest are eligible for full FDIC insurance. As of June 30, 2013, the portfolio held $7,550,112 in the CDARS program.

Under Governmental Accounting Standards as to custodial credit risk, IPAIT's investments in securities in the Diversified Portfolio held securities whose S&P credit ratings were 41.7 percent AA+, 9.6 percent not rated (representing all Certificates of Deposit and Deposit Accounts from Iowa financial institutions) and 48.7 percent NA. Securities which carry an NA rating are securities issued by government-sponsored entities which are deemed to carry the equivalent of A1+/P1 ratings by the IPAIT Board of Trustees or are repurchase agreements as defined above.

Management attempts to limit the Diversified Portfolio's exposure to interest rate risk and believes this is addressed by the fact that securities are limited under Rule 2a-7 as well as by investment policy and statute to investments of high quality with durations not to exceed 397 days. Hence it is not expected that any significant change in market interest rates would present long-term risk to the Diversified Portfolio.

UNIT ISSUES, REDEMPTIONS AND DISTRIBUTIONS
IPAIT determines the net asset value of the Diversified Portfolio daily. Units are issued and redeemed daily at the daily net asset value. Dividends from net investment income are declared daily and distributed monthly.

INCOME TAXES
IPAIT is exempt from both state and federal income taxes pursuant to Section 115 of the Internal Revenue Code.

FEES AND EXPENSES
Under separate agreements with IPAIT, Miles Capital and Wells Fargo are paid an annual fee for operating the investment program. Effective March 15, 2010, Miles, Wells Fargo, and the public agency associations agreed to waive fees in order for the Diversified Portfolio to pay a net yield no lower than 0.0775 percent to participants. On April 06, 2010, Miles, Wells Fargo, and the public agency associations agreed to waive fees in order for the Diversified Portfolio to pay a net yield no lower than 0.05 percent to participants. On July 7, 2011, Miles, Wells Fargo, and the public agency associations agreed to waive fees in order for the Diversified Portfolio to pay a net yield no lower than 0.01 percent to participants. The total fee may vary each day based on the gross yield earned. These waivers are voluntary and may end at any time.

Miles Capital receives 0.190 percent of the average daily net asset value up to $150 million, 0.160 percent from $150 to $250 million, and 0.130 percent exceeding $250 million for investment adviser and administrative fees. In addition, Miles Capital receives 0.060 percent of the average daily net asset value for program support fees. For the years ended June 30, 2013 and 2012, the Diversified Portfolio paid $555,187 and $538,143, respectively, to Miles Capital for services provided net of waivers. During the year ended June 30, 2013, on various and multiple days, Miles Capital voluntarily waived a portion of the fees. Future waivers may not be required and are determined on market yields and other market considerations.

Wells Fargo receives 0.030 percent of the average daily net asset value of the portfolio for custody fees. For the years ended June 30, 2013 and 2012, the Diversified Portfolio paid $77,892 and $75,766, respectively, to Wells Fargo for services provided net of waivers. During the year ended June 30, 2013, on various and multiple days, Wells Fargo voluntarily waived a portion of the fees. Future waivers may not be required and are determined on market yields and other market considerations.

Under a distribution plan the public agency associations collectively receive an annual fee of 0.075 percent of the average daily net asset value for sponsorship fees. For the years ended June 30, 2013 and 2012, the Diversified Portfolio paid $144,436 and $141,643 to the Iowa League of Cities, $33,233 and $31,357 to the Iowa State Association of Counties, and $17,063 and $16,402 to the Iowa Association of Municipal Utilities, respectively, net of waivers. During the year ended June 30, 2013, on various and multiple days, the public agency associations voluntarily waived a portion of the fees. Future waivers may not be required and are determined on market yields and other market considerations.

IPAIT is responsible for other fees and expenses incurred directly by IPAIT. The other fees and expenses accrual is 0.025 percent of the average daily net asset value, and totaled $75,344 and $51,858 for the years ended June 30, 2013 and 2012, respectively, net of waivers. During the year ended June 30, 2013, on various and multiple days, the Diversified Portfolio voluntarily waived a portion of the other fees and expense accrual. Future waivers may not be required and are determined on market yields and other market considerations. All fees are computed daily and paid monthly.



FAIR VALUE MEASUREMENT

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and requires disclosures about fair value measurements. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. These inputs are summarized into three broad levels as described below:

Level 1 –quoted prices in active markets for identical securities;

Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, and evaluated quotations obtained from pricing services); or

Level 3 –significant unobservable inputs (including IPAIT's own assumptions in determining the fair value of investments.)

Securities in the Diversified Portfolio are valued at amortized cost, which approximates fair value, pursuant to Rule 2a-7 under the Investment Company Act of 1940. These approximate fair values are all considered level 2 valuations. There were no transfers between fair value hierarchy levels during the years ended June 30, 2013 or 2012.

(2) SECURITIES TRANSACTIONS

Purchases of portfolio securities for the Diversified Portfolio aggregated $70,502,261,041 and $77,033,663,182 for the years ended June 30, 2013 and 2012, respectively. Proceeds from the maturity and sale of securities for the Diversified Portfolio aggregated $70,587,056,624 and $76,975,837,045 for the years ended June 30, 2013 and 2012, respectively.

(3) Direct Government Obligations Portfolio

In 2010, the Board of Trustees approved a resolution ceasing the investment operations of the Direct Government Obligation Portfolio and transferring assets to the Diversified Portfolio. The transfer was facilitated through Rule 17a-7 at fair value. The Portfolio remains available for future investment if IPAIT participants should request it in the future.

(4) Subsequent Events

IPAIT has evaluated the effects of events that occurred subsequent to June 30, 2013, and there have been no material events that would require recognition in the financial statements or disclosure in the notes to the financial statements.



Iowa Public Agency Investment Trust - Diversified Portfolio

Selected Data for Each Unit of Portfolio Outstanding Through Each Year Ended June 30	2013	2012	2011	2010	2009
Net Asset Value, Beginning of Period	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000
Net Investment Income	0.0001	0.0002	0.0006	0.0013	0.0101
Dividends Distributed	(0.0001)	(0.0002)	(0.0006)	(0.0013)	(0.0101)
Net Asset Value, End of Period	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000
Total Return*	0.01%	0.02%	0.06%	0.13%	1.10%
Ratio of Expenses to Average Net Assets, After Waivers	0.18%	0.16%	0.23%	0.33%	0.35%
Ratio of Net Investment Income to Average Net Assets, After Waivers	0.01%	0.02%	0.06%	0.13%	1.01%
Ratio of Expenses to Average Net Assets, Before Waivers	0.34%	0.34%	0.35%	0.34%	0.35%
Ratio of Net Investment Income to Average Net Assets, Before Waivers	(0.15%)	(0.16%)	(0.06%)	0.12%	1.01%
Net Assets, End of Period (000 Omitted)	$455,697	$542,323	$524,017	$435,708	$481,403

* Total return is calculated by taking the ending value of an initial $1,000 investment including monthly reinvested dividends, minus the initial investment, divided by the initial $1,000 investment.



Diversified Portfolio Facts
as of June 30, 2013
(unaudited)

Investment Strategy/Goals: To provide a safe, liquid, effective investment alternative for the operating funds, reserve funds, and bond proceeds for Iowa's municipalities, counties, municipal utilities and other eligible public agencies by jointly investing participant funds in a professionally managed portfolio of short-term, high-quality, legally authorized, marketable securities.

Date of Inception: November 13, 1987

Total Net Assets: $456 million

Benchmarks: Money Market Index, Iowa Code Chapter 74A 32-89 day Public Funds Rates, and Iowa Code Chapter 74A 90-179 day Public Funds Rates.

Performance Objective: To provide the highest level of current income from investment in a portfolio of U.S. government and agency securities, certificates of deposit in Iowa financial institutions, and other authorized securities collateralized by U.S. government and agency securities as is consistent with, in order of priority, preservation of principal and provision of necessary liquidity.

Investment Adviser: Miles Capital

Management Fees:
Sliding scale from nine basis points (0.09%) to five and one-half basis points (0.055%)

Total Expense Ratio:
Sliding scale from thirty-eight basis points (0.38%) to thirty-two basis points (0.32%)

Actual Expense Ratio FYE 2013: Due to voluntary fee waivers recognized by IPAIT's sponsors and service providers, the actual fee ratio charged during FYE 2013 was eighteen basis points (0.18%).


INTRODUCTION

The IPAIT Diversified Portfolio (the "Fund") is a short-term investment pool of high-quality money market instruments. The Fund has been registered since May of 1993 with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. It is operated in accordance with 17 C.F.R. Section 270.2a-7 (Rule 2a-7). The Fund has complied voluntarily with all Rule 2a-7 money market fund operating guidelines from inception.

The Fund is made up of a professionally managed portfolio of U.S. government and federal agency securities, certificates of deposit issued by Iowa financial institutions, public fund deposit accounts, public fund savings accounts, and perfected repurchase agreements, the latter collateralized by U.S. government and federal agency securities. The Fund is typically used for the investment of public funds subject to the Iowa public funds statutory provisions invested by a participant unless other participant-specific investment restrictions exist.

Historical Portfolio Cash Flow (expressed in millions)

IPAIT Diversified Portfolio



The Fund has been managed by Miles Capital, IPAIT's West Des Moines, Iowa-based investment adviser, since inception. Aggregate cash flows are monitored daily and compared to respective Fund cash flow patterns of previous periods. Fund cash flow patterns throughout the fiscal period, as compared to previous years, have traditionally been repetitive. Over twenty-five years of operating history create a very helpful tool to gauge necessary pool liquidity needs.

The investment objective of the Fund is to provide as high a level of current income as is consistent with preservation of invested principal and provision of adequate liquidity to meet participants' daily cash flow needs. As a general policy, all purchased securities will be held until they mature. Summaries of all security trades for the Fund are provided quarterly to the IPAIT Board of Trustees for review.

The Fund actively monitors rates offered by Iowa financial institutions for public fund certificates of deposit and savings accounts. Institutions experiencing strong loan demand typically offer rates that are at or above those available for marketable securities, presenting a helpful portfolio investment alternative.

Amortized Cost vs. Market Value Per Share
July 1, 2010 - June 30, 2013

IPAIT Diversified Portfolio



The Fund accrues interest income daily and pays accrued income monthly to participant accounts. Interest is paid on the first business day of the month following accrual. Daily income amounts and investment returns are calculated using the interest method. Under this method, a security is initially valued at cost on the date of purchase and, thereafter, any premium or discount is amortized using the interest method.

The IPAIT Adviser values the Fund's portfolio weekly at current fair value, based upon actual market quotations. The Fund's current market valuation is compared to that Fund's current amortized cost basis. In accordance with the established operating parameters of Rule 2a-7 and IPAIT's internal controls and procedures, any deviation in net asset value based upon available market quotations from the Fund's $1.00 amortized cost per unit is carefully monitored. Deviations may never exceed 0.5 percent. Illustrated above is the amortized cost versus market value per unit comparison for the past three fiscal years.

IPAIT Diversified Portfolio vs. Iowa Chapter 74A (90-179 & 32-89 Day) & Money Market Benchmark US Government & Agency July 2012 - June 2013



The Fund's investment performance is regularly compared to three established benchmarks, the money market benchmark average rate for all registered Rule 2a-7 money market funds investing in U.S. government and federal agency securities



and the Iowa Code Chapter 74A rate for 32-89, and 90-179 day certificates of deposit issued by Iowa financial institutions for public funds in the state.

The Iowa Code Chapter 74A rates are distributed monthly by the state Treasurer's office for various investment periods and are intended to be the minimum rates at which Iowa financial institutions can accept public funds for timed deposits. While a public body must commit funds for minimum periods of time to access Chapter 74A rates, IPAIT may offer rates at or above the Chapter 74A benchmarks with complete daily liquidity.

RISK PROFILE

The Fund is low in risk profile. Portfolio investments are limited to:

1. No single portfolio investment may exceed the 397 days to maturity as outlined in Rule 2a-7.

2. The weighted average maturity (WAM) of the portfolio may never exceed 60 days.

In addition to the above investment maturity restrictions, the Fund limits itself to U.S. government and federal agency securities, perfected repurchase agreements collateralized by U.S. government and federal agency securities, and Iowa financial institution certificates of deposit and Iowa depository accounts. This combination of those average maturities and extremely high-quality credit instruments provides eligible Iowa public fund investors with a safe, effective investment alternative.

Maturity Analysis as of June 30, 2013

IPAIT Diversified Portfolio



As noted previously, the Fund carefully limits itself to high credit-quality securities. In addition, IPAIT monitors a broad array of economic indicators as well as activities of the Federal Reserve Board to be able to position the Fund's WAM to take advantage of projected interest rate environments.

Distribution by Security Type as of June 30, 2013

IPAIT Diversified Portfolio



It is important to note that portfolio liquidity needs for IPAIT must control evaluation of alternative portfolio management opportunities at all times. For example, if historical cash flow analysis indicates that participants will need to withdraw funds, material extension of the Fund's portfolio is not a viable alternative.

Participation membership by affiliation concentration is illustrated in the following graph.

Participant Membership

IPAIT Diversified Portfolio





Diversified Portfolio (cont.) (unaudited)

Ownership Analysis as of June 30, 2013

IPAIT Diversified Portfolio



Other 28E Entities
$21,483,736
4.78%

Counties
$73,712,432
16.18%

Municipal Utilities
$31,376,136
6.89%

Cities
$328,825,011
72.16%

Also illustrated below are the historical returns for the Fund for the most recent one, three, and five year periods.

Annualized Total Returns

IPAIT Diversified Portfolio vs. Money Market Benchmark
US Government & Agency



PERFORMANCE SUMMARY

For the one-year period ended June 30, 2013 the Fund reported a ratio of net investment income to average net assets of 0.01 percent, net of all operating expenses. These figures compare relative to the money market benchmark average, which returned 0.01 percent for the fiscal period.

Annual Total Returns

IPAIT Diversified Portfolio vs. Money Market Benchmark
US Government & Agency





FUND EXPENSES

It is important for you to understand the impact of costs on your investment. All mutual funds have operating expenses. As a shareholder of the fund, you incur ongoing costs, including management fees, distribution and service fees, and other fund expenses. Expenses, which are deducted from a fund's investment income, directly reduce the investment return of the fund.

A fund's expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your fund and compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period and held for the entire period from January 1, 2013 to June 30, 2013. The table illustrates your fund's costs in two ways:

1. Based on actual fund return. This section helps you to estimate the actual expenses that you paid over the period. The "Ending Account Value" shown is derived from the fund's actual return, and the third column shows the dollar amount that would have been paid by an investor who started with $1,000 in the fund. You may use the information here, together with the amount you invested, to estimate the expenses that you paid over the period.

2. Based on hypothetical 5 percent return. This section is intended to help you compare your fund's costs with those of other mutual funds. It assumes that the fund had a return of 5 percent before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the fund's actual return, the results do not apply to your investment. The example is useful in making comparisons because the Securities and Exchange Commission requires all mutual funds to calculate expenses based on a 5 percent return. You can assess your fund's costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

Your fund does not carry a "sales load" or transaction fee. The calculations assume no shares were bought or sold during the period. Your actual costs may have been higher or lower, depending on the amount of your investment and timing of any purchases or redemptions.

You can find more information about the fund's expenses, including annual expense ratios for the past five years, in the Financial Highlights section of this report. For additional information on operating expenses and other shareholder costs, please refer to the Information Statement.

Example	Beginning Account Value 1/01/2013	Ending Account Value 6/30/2013	Expenses Paid During Period 1/01/13 to 6/30/13	Annualized Expense Ratio After Waivers
Based on Actual Fund Return				
IPAIT Diversified Portfolio	$1,000.00	$1,000.05	$0.75	0.15%
Based on Hypothetical 5 Percent Return				
IPAIT Diversified Portfolio	$1,000.00	$1,024.18	$0.76	0.15%

Expenses are equal to the fund's annualized expense ratio listed in the table above, multiplied by the average account value over the period, multiplied by 182, the number of days in the most recent fiscal half-year, divided by 365, to reflect the one-half year period.



FEES AND EXPENSES

All fees are calculated by basis points per net assets.

Entity	Fee Type	Fee
Miles Capital, Inc.	Adviser	0.090% up to $150MM; 0.070% on $150 - $250MM; 0.055% on assets exceeding $250MM
Miles Capital, Inc.	Administrator	0.100% up to $150MM; 0.090% on $150 - $250MM; 0.075% on assets exceeding $250MM
Miles Capital, Inc.	Program Support	0.060%
Sponsoring Associations [1]	Sponsoring Associations	0.075%
Wells Fargo	Custody	0.030%
Administration Fund	Other fees & expenses	0.025%

[1] Includes Iowa League of Cities, Iowa State Association of Counties, Iowa Association of Municipal Utilities

This fiscal year's actual expense ratio after fee waivers for the IPAIT Diversified Portfolio was 0.18 percent of average net assets based on a sliding fee scale.

Actual:
For the fiscal year ended June 30, 2013, the following actual expenses were incurred by the Fund after waivers:

	Diversified Portfolio
Adviser	$ 334,260
Administrator	220,694
Program Support	233
Sponsoring Associations	194,732
Custody	77,892
Other fees and expenses	75,344
Total	$ 903,155



STATEMENT OF ADDITIONAL INFORMATION

The SAI has additional information about the Fund and is available without charge, upon request, by calling 800-872-4024.

SCHEDULE OF PORTFOLIO HOLDINGS

A complete schedule of portfolio holdings is posted every month at IPAIT.org and is filed monthly with the SEC (Form N-MFP). Form N-Q (first and third quarters) and the semiannual and annual reports (second and fourth quarter) are available at www.sec.gov, or by phone at 800-SEC-0330, or by mail at Public Reference Section / SEC / Washington DC / 20549 (duplicating fee required) or upon request from IPAIT at 800-872-4024 or at IPAIT.org.

PROXY VOTING

The SEC requires an annual report of the proxy voting record of the Trust. Because the investments allowable under Iowa law restrict the investment for IPAIT to securities to which proxy voting does not apply, IPAIT does not have a proxy voting policy and will report no proxy votes on the Form N-PX. The law requires the filing of the Form N-PX, and this disclosure, even though the Form N-PX will contain no votes. Form N-PX is available at www.sec.gov, or by phone at 800-SEC-0330, or by mail at Public Reference Section SEC / Washington / DC / 20549 (duplicating fee required) or upon request from IPAIT at 800-872-4024.

OTHER INFORMATION

Units of IPAIT's Diversified Portfolio are not insured by the FDIC or the U.S. Government. Investment products involve investment risk, including the possible loss of principal. Past performance is not predictive of future results, and the composition of the Fund's portfolio is subject to change.

PARTICIPANT MEETING RESULTS

On August 22, 2012, a participant meeting was held at the IAMU in Ankeny, Iowa for election of trustees and the selection of auditors. The proposals were both approved by 100% of the voting participants.

Total Units:		**496,658,518**
1. Board of Trustees proposal	For:	**388,203,490**
2. Auditors proposal	For:	**388,019,680**



Our Economy

The US economy continues to slowly recover with modest overall growth driven by a relatively resilient consumer. Global markets remain unsettled, particularly in emerging economies, a trend likely to continue for the near future. All eyes will be focused on the Federal Reserve and their actions over the coming year.

While the specter of rising rates has made for interesting conversation over the last few years, investors were granted a stark preview in the second quarter as rates jumped on changing expectations for the direction of monetary policy. Federal Reserve (Fed) Chairman Bernanke surprised market participants after the June meeting with a more detailed framework for ending quantitative easing, predicting that domestic growth would be strong enough to begin tapering asset purchases this year and end purchases completely by mid-2014. This led to the largest weekly increase in the 10 year Treasury yield in more than a decade at +40 basis points, and pushed both bond and stock prices substantially lower on the quarter.

Compelling arguments have been made that both support and discredit the notion that the Fed can begin to adjust monetary policy as early as September. Consumer confidence hit a five year high during the quarter on the heels of strong equity markets and rising housing prices. However, the downward revision to first quarter GDP from 2.4 percent to 1.8 percent reflected weaker consumer spending, and a major decline in inflation expectations raised concerns about deflation. We believe the Fed that any changes in monetary policy will be data dependent and recognize these may not occur as quickly as the market seems to expect.

The global economic picture has not gotten any clearer either. The Chinese central bank is facing a liquidity squeeze, which could dampen growth. Indeed government leaders have been lowering growth expectations recently, fueling a decline in commodities and emerging markets. In an offsetting move, Japan is implementing a larger asset purchase program as part of a more aggressive monetary policy. These major initiatives will impact global growth, but how is uncertain.

Although the market risk environment continues to shift, the U.S. economy is on firmer footing than a year ago. The path to higher rates will continue to be a winding one, so we remain focused on capturing the major market and economic shifts rather than responding to short-term noise.

Money Market Funds

While longer interest rates have risen in anticipation of Fed actions, the shortest rates have not moved. Short rates, including overnight repurchase (repo) rates, remain very low and are unlikely to move materially higher in the coming year. Low repo rates are and will remain a major challenge for money market funds as repo is an important component of liquidity management.

While the US economy has improved over the past year, new challenges have arisen in developing markets like China and Brazil, causing further uncertainty in the global capital markets. Fed actions should not have a significant direct impact on short rates; however, they remain a source of volatility. We continue to seek opportunities to add better yields while staying focused on safety and liquidity.

John Osier, CFA
Miles Capital, Inc.



SECTION 1 - SCOPE OF INVESTMENT POLICY

The Investment Policy of the Iowa Public Agency Investment Trust (IPAIT) shall apply to all funds invested on behalf of participants accounted for in the IPAIT financial statements. Each investment made pursuant to this Investment Policy must be authorized by applicable law and this written Investment Policy.

This Investment Policy is intended to comply with Iowa Code chapters 28E, 12B, 12C and sections 331.555 and 384.21.

Upon passage and upon future amendment, if any, copies of this Investment Policy shall be delivered to all of the following:

1.   The IPAIT Board of Trustees.

2.   All IPAIT depository institutions or fiduciaries.

3.   The auditor engaged to audit any fund of IPAIT.

SECTION 2 – FUNDAMENTAL INVESTMENT RESTRICTIONS

A. Unless otherwise specified below, none of the portfolios will:

1.   Invest more than 5 percent of the value of their total assets in the securities of any one federally insured Iowa depository institution (other than securities of the U.S. government or its agencies or instrumentalities).

2.   Invest 25 percent or more of the value of their total assets in the securities of issuers conducting their principal business activities in any one industry, including financial institutions. This restriction does not apply to securities of the U.S. Government or its agencies and instrumentalities and repurchase agreements relating thereto.

3.   Issue any senior securities (as defined in the Investment Company Act of 1940, as amended).

4.   Mortgage, pledge or hypothecate their assets.

5.   Make short sales of securities or maintain a short position.

6.   Purchase any securities on margin.

7.   Write, purchase or sell puts, calls or combinations thereof.

8.   Purchase or sell real estate or real estate mortgage loans.

9.   Invest in restricted securities or invest more than 10 percent of the Portfolio's net assets in repurchase agreements with a maturity of more than seven days, and other liquid assets, such as securities with no readily available market quotation.

10. Underwrite the securities of other issuers.

11. Invest in any securities in contravention of the provisions of Rule 2a-7 of the Investment Company Act of 1940 as it presently exists or as it may hereafter be amended.

B. Prohibited Investments

Assets of IPAIT shall not be invested in the following:

1.   Reverse repurchase agreements.

2.   Futures and options contracts.

3.   Any security with a remaining maturity exceeding 397 days as provided in Rule 2a-7.



C. Prohibited Investment Practices

The following investment practices are prohibited:

1. Trading of securities for speculation or the realization of short-term trading gains.

2. Investing pursuant to a contract providing for the compensation of an agent or fiduciary based upon the performance of the invested assets.

3. If a fiduciary or other third party with custody of public investment transaction records of IPAIT fails to produce requested records when requested by IPAIT or its agents within a reasonable time, IPAIT shall make no new investment with or through the fiduciary or third party and shall not renew maturity investments with or through the fiduciary or third party.

D. Management Policies and Procedures

Following are the fundamental management policies and procedures for IPAIT. All investments shall be maintained in separate IPAIT custodial accounts, segregated by Portfolio on behalf of IPAIT Participants.

1. Each purchase or sale of a security must be handled on a delivery versus payment (DVP) basis. Funds for the purchase of an investment shall not be released to the seller until the security is delivered to the IPAIT Custodian. Conversely, a sold security shall not be released to the buyer until funds for the purchase price of the security have been received by the IPAIT Custodian.

2. "Free delivery" transactions are prohibited. The Custodian shall never release assets from the IPAIT custodial accounts until the funds for the investment are delivered.

3. Any material deviation (greater than 0.5 percent) from the amortized cost of investments shall be promptly reported by the Adviser to the Board of Trustees. If such deviation exceeds 0.5 percent, the Adviser will consider what action, if any, should be initiated to reasonably eliminate or reduce material dilution or other unfair results to Participants. Such action may include redemption of Trust Units in kind, selling portfolio securities prior to maturity, withholding distributions or utilizing a net asset value per Trust Unit based upon available market quotations.

4. The frequent trading of securities, including day trading for the purpose of realizing short-term gains, the purchase and sale of futures and options to buy or sell authorized investments, reverse repurchase agreements, and other similar speculative transactions are expressly prohibited.

5. IPAIT may not make any investment other than Permitted Investments authorized by the provisions of the law applicable to the investment of funds by the Participants, as such laws may be amended from time to time.

6. IPAIT may not purchase any Permitted Investment if the effect of such purchase by IPAIT would be to make the average dollar weighted maturity of a portfolio greater than sixty (60) days.

7. IPAIT may not borrow money or incur indebtedness whether or not the proceeds thereof are intended to be used to purchase Permitted Investments.

8. IPAIT may not make loans, provided that IPAIT may make Permitted Investments.

9. IPAIT may not purchase securities or shares of investment companies or any entities similar to IPAIT.

The restrictions set forth above are fundamental to the operation and activities of IPAIT and may not be changed without the affirmative approval, in writing, of a majority of the Participants entitled to vote, except that such restrictions may be changed by the Trustees so as to make them more restrictive when necessary to confirm the investment program and activities of IPAIT to the laws of the State of Iowa and the United States of America as they may from time to time be amended.

The above investment restrictions shall not be changed without the vote of a majority of the Participants in a Portfolio. "Majority" means the lesser of (a) 67 percent of the Trust's or a Portfolio's outstanding Trust Units voting at a meeting of the Participants at which more than 50 percent of the outstanding Trust Units are represented in person or by proxy or (b) a majority of the Trust's or a Portfolio's outstanding Trust Units.



Provided, however, the Trust may invest Portfolio assets pursuant to the maximum extent possible by Iowa law governing investments by public agencies and Rule 2a-7 and any change in the restrictions of the Iowa law governing investments by public agencies and Rule 2a-7 shall be deemed to be adopted by the Trust, and such change shall not require the approval of the Participants.

Any investment restrictions or limitations referred to above which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets and results there from.

Section 3 – DELEGATION OF AUTHORITY

The responsibility for conducting IPAIT investment transactions resides with the IPAIT Board of Trustees. Certain responsibilities have been delegated to the Administrator, the Adviser, and the Custodian (the "Service Providers") pursuant to the Administrator Agreement, the Adviser Agreement, the Custodian Agreement, with amendments as may be adopted from time to time, and the current Information Statement (the "Documents").

Each Service Provider shall individually notify the IPAIT Board of Trustees in writing within thirty days of receipt of all communications from the auditor of any Service Provider or any regulatory authority of the existence of a material weakness in internal control structure of the Service Provider or regulatory orders or sanctions regarding the type of services being provided to IPAIT by the Service Provider.

The records of investment transactions made by or on behalf of IPAIT are public records and are the property of IPAIT whether in the custody of IPAIT or in the custody of a fiduciary or other third party.

Section 4 – OBJECTIVES OF INVESTMENT POLICY

The primary objectives, in order of priority, of all investment activities involving the financial assets of IPAIT shall be the following:

1. **Safety:** Safety and preservation of principal in the overall portfolio is the foremost investment objective.

2. **Liquidity:** Maintaining the necessary liquidity to match expected liabilities is the second investment objective.

3. **Return:** Obtaining a reasonable return is the third investment objective.

Section 5 – PRUDENCE

The Board of Trustees, when providing for the investment of deposit of public funds in the IPAIT program, shall exercise the care, skill, prudence, and diligence under the circumstances then prevailing that a person acting in a like capacity and familiar with such matters would use to attain the Section 4 investment objectives.

Section 6 – INSTRUMENTS ELIGIBLE FOR INVESTMENT

Assets of IPAIT may be invested in the following, all as more fully described in the IPAIT Information Statement:

--Obligations of the United States government, its agencies and instrumentalities.

--Certificates of deposit ("CDs") and other evidences of deposit at federally insured Iowa depository institutions approved and secured pursuant to chapter 12C.

--Repurchase agreements, provided that the underlying collateral consists of obligations of the United States government, its agencies and instrumentalities and that the Custodian takes delivery of the collateral either directly or through a third party custodian.

--Insured deposits or certificates of deposit, invested pursuant to Iowa Code Section 12B10(7), in an amount above any insured portion of the public funds on deposit at a federally insured Iowa depository institution approved and secured pursuant to Iowa Code chapter 12C.

All instruments eligible for investment are further qualified by all other provisions of this Investment Policy, including Section 8, Diversification and Investment Maturity Limitations.



Section 7 – DIVERSIFICATION AND INVESTMENT MATURITY LIMITATIONS

It is the policy of IPAIT to diversify portfolio investments in the Diversified Portfolio. As described in the Information Statement, portfolio investments in the Diversified Portfolio are limited to the following:

1. No individual investment with maturity in excess of 397 days as provided in Rule 2a-7.

2. The maximum average maturity of all portfolio investments may not exceed 60 days. Pursuant to IPAIT policies as disclosed in the Documents, Participants may also individually invest in Fixed Term Program investments.

Section 8 – SAFEKEEPING AND CUSTODY

All invested assets of Participants in the Portfolios or in the Fixed Term Program shall be held in accordance with the Custodian Agreement.

All invested assets eligible for physical delivery shall be secured by having them held at a third party custodian. All purchased investments shall be held pursuant to a written third party custodial agreement requiring delivery versus payment. No assets may be delivered out of the IPAIT account without full payment (no "free deliveries" shall be permitted).

Section 9 – REPORTING

The Service Providers shall submit all reports required in the Documents.

Section 10 – INVESTMENT POLICY REVIEW AND AMENDMENT

This Investment Policy shall be reviewed annually or more frequently as appropriate. Notice of amendments to the Investment Policy shall be promptly given to all parties noted in Section 1.

Section 11 – EFFECTIVE DATE

This Investment Policy shall be effective as of May 1, 1993.
Passed and approved this 20th day of April, 1993.

Amended effective November 1, 2003, August 26, 2009, August 25, 2010, and August 28, 2013.



$0-$50,000 Assets Invested
Cascade Municipal Utilities
Cedar Rapids/Linn County SWA
Central IA Reg Trans Planning Alliance
City of Badger
City of Bellevue
City of Bloomfield
City of Callender
City of Central City
City of Clarinda
City of Clear Lake
City of DeWitt
City of Dyersville
City of Earlham
City of Earlville
City of Grand Mound
City of Grundy Center
City of Guttenberg
City of Hartley
City of Humboldt
City of Jefferson
City of Keystone
City of La Porte City
City of Letts
City of Lovilia
City of Manchester
City of Marengo
City of Martensdale
City of Massena
City of McCausland
City of Melcher-Dallas
City of Middletown
City of Monroe
City of Nevada
City of New London
City of New Virginia
City of Panora
City of Polk City
City of Spragueville
City of Springbrook
City of State Center
City of Urbandale
City of Wellman
City of Wesley
City of West Burlington
City of West Liberty
City of Westfield
City Utility of Harlan
City Utility of Lake Mills
City Utility of Martensdale
City Utility of New Hampton
City Utility of Orient
City Utility of Pella
City Utility of Prairie City
County of Adair
County of Cedar
County of Des Moines
County of Dickinson
County of Emmet
County of Fremont
County of Greene
County of Hardin
County of Howard
County of Lyon
County of Story
Durant Municipal Electric Plant
Fontanelle Municipal Utility
Gowrie Municipal Utilities
Iowa Cities E-Payment Aggregation System
Johnson Township Barnum Community Fire D
Knoxville Utility
La Porte City Utility
Lamoni Municipal Utilities
NIMECA
Southeast Iowa Regional Planning Commiss
Spencer Municipal Utility
Stuart Municipal Utilities
Webster County Telecommunications Board
West Des Moines Water Works

$50,000-$250,000 Assets Invested
City of Boone
City of Clinton
City of Council Bluffs
City of Dike
City of Fairbank
City of Grimes
City of Indianola
City of Lake Mills
City of Lewis
City of Maynard
City of Morning Sun
City of Moulton
City of Nora Springs
City of Orange City
City of Orleans
City of Parnell
City of Readlyn
City of Red Oak
City of Ringsted
City of Shelby
City of Shenandoah
City of Walnut
City Utility of Eagle Grove
City Utility of Fredericksburg
City Utility of Melcher-Dallas
City Utility of Middletown
City Utility of Readlyn
City Utility of Urbandale
County of Audubon
County of Boone
County of Butler
County of Carroll
County of Crawford
County of Franklin
County of Kossuth
County of Plymouth
Fifth Judicial District
IPAIT Administration Fund
Lakewood Benefited Rec. Lake District
Manning Municipal Gas Department
Ringgold County Hospital
Villisca Municipal Power Plant
Warren County
Waverly Light and Power

$250,000-$500,000 Assets Invested
Algona Municipal Utilities
Brooklyn Municipal Utilities
City of Adel
City of Algona
City of Davenport
City of Elk Horn
City of Osceola
City of Pella
City of Riverdale
City of Van Meter
City Utility of Dike
Corning Municipal Utilities
Des Moines Area MPO
Grundy Center Municipal Utilities
Hiawatha Water Department
Iowa Agency for Municipal Wind
Lucas County
Montezuma Municipal Light and Power
South Iowa Area Crime Commission
Urbandale Sanitary Sewer District

$500,000-$1,000,000 Assets Invested
City of Clive
City of Clive
City of Eagle Grove
City of Early
City of Fort Dodge
City of Griswold
City of Independence
City of Mason City
City of Mitchellville
City of Prairie City
City of Traer
City of Windsor Heights
City Utility of Montezuma
City Utility of Shelby
City Utility of Traer
County of Hamilton
County of Linn
County of Monona
County of Osceola
County of Winneshiek
County of Wright
Dallas County
Denison Municipal Utilities
Iowa Public Power Agency
SIMECA
South Iowa Detention Service Agency

$1,000,000-$5,000,000 Assets Invested
City of Altoona
City of Bondurant
City of Coralville
City of Denison
City of Knoxville
City of Marion
City of Montezuma
City of Mount Pleasant
City of Muscatine
City of Oskaloosa
City of Ottumwa
City of Sioux City
City of Tiffin
City of Washington
City of Waverly
County of Black Hawk
County of Calhoun
County of Cass
County of Decatur
County of Jackson
County of Louisa
County of Madison
County of O'Brien
County of Sac
County of Sioux
County of Tama
County of Wayne
IAMU Insurance Trust
Lenox Municipal Utilities
Northwest Iowa Area Solid Waste Agency
Orange City Area Health System
Resale Power Group of Iowa
Southwest Iowa Planning Council
Waterloo Water Works
Xenia Rural Water District



Investing and Non-Investing Participants Diversified Portfolio (cont.) (unaudited)

Over $5,000,000 Assets Invested
Broadlawns Medical Center
Cedar Falls Utilities
City of Cedar Rapids
City of Hiawatha
City of Iowa City
City of Johnston
City of Keokuk
City of Marshalltown
City of Waterloo
City of West Des Moines
County of Appanoose
County of Buchanan
County of Henry
County of Poweshiek
County of Wapello
IMWCA Group C
Muscatine Power and Water
North Central Iowa Regional SWA

Non-Investing Participants
Audubon County Memorial Hospital
Buena Vista County Solid Waste Commiss
Cass County Environment Control Agency
Central IA Juvenile Detention Commission
City of Ackley
City of Agency
City of Albert City
City of Alton
City of Ames
City of Anamosa
City of Ankeny
City of Anthon
City of Atlantic
City of Audubon
City of Bedford
City of Bettendorf
City of Brandon
City of Breda
City of Burlington
City of Burt
City of Bussey
City of Camanche
City of Carlisle
City of Carson
City of Carter Lake
City of Cascade
City of Cedar Falls
City of Center Point
City of Centerville
City of Charles City
City of Cherokee
City of Colfax
City of Colo
City of Corning
City of Correctionville
City of Corydon
City of Creston
City of Cumming
City of Dayton
City of Denver
City of Des Moines
City of Dubuque
City of Dunkerton
City of Dysart
City of Eldon
City of Eldridge
City of Elk Run Heights
City of Ellsworth
City of Epworth
City of Evansdale
City of Fairfield
City of Forest City
City of Fort Madison
City of Garner
City of Gilbertville
City of Gilmore City
City of Grand River
City of Greenfield
City of Grinnell
City of Harlan

City of Hawarden
City of Hazleton
City of Hudson
City of Huxley
City of Lamont
City of Lehigh
City of Lenox
City of Leon
City of Lisbon
City of Lohrville
City of Mallard
City of Manning
City of Maquoketa
City of Marble Rock
City of Montezuma Fire Department
City of Mount Vernon
City of Murray
City of New Hampton
City of Newton
City of Oelwein
City of Osage
City of Ossian
City of Peosta
City of Perry
City of Pleasant Hill
City of Pleasantville
City of Pocahontas
City of Prescott
City of Preston
City of Rockwell City
City of Sac City
City of Sageville
City of Sheldon
City of Shueyville
City of Slater
City of Spencer
City of Spirit Lake
City of St. Charles
City of Storm Lake
City of Stratford
City of Sumner
City of Tipton
City of Underwood
City of Urbana
City of Villisca
City of Vinton
City of Webster City
City of West Branch
City of Wilton
City of Woodbine
City Utility of Alton
City Utility of Ames
City Utility of Anamosa
City Utility of Anthon
City Utility of Aplington
City Utility of Bloomfield
City Utility of Colfax
City Utility of Coon Rapids
City Utility of Corydon
City Utility of Creston
City Utility of Denver
City Utility of Epworth
City Utility of Fairbank
City Utility of Graettinger
City Utility of Hawarden
City Utility of Laurens
City Utility of LeClaire
City Utility of Lohrville
City Utility of Maquoketa
City Utility of Murray
City Utility of Preston
City Utility of Sac City
City Utility of Sanborn
City Utility of Slater
City Utility of St. Charles
City Utility of Story City
City Utility of Vinton
City Utility of Wahpeton
Clay County
Clayton County
Clear Lake Sanitary District

Council Bluffs Airport Authority
County of Buena Vista
County of Cerro Gordo
County of Chickasaw
County of Clarke
County of Clinton
County of Davis
County of Dubuque
County of Floyd
County of Greene-Medical Center
County of Grundy
County of Hancock
County of Harrison
County of Iowa
County of Jasper
County of Johnson
County of Jones
County of Marion
County of Marshall
County of Mills
County of Mitchell
County of Monroe
County of Muscatine
County of Page
County of Pocahontas
County of Polk
County of Ringgold
County of Scott
County of Union
County of Washington
County of Webster
County of Winnebago
County of Worth
Crawford County Memorial Hospital
Dallas County Hospital
Des Moines Metropolitan Transit Authorit
Des Moines Utility
Eighth Judicial Dist. Dept. of Correct.
Evansdale Water Works
Fort Madison Utility
Geode Resource Conserv. & Develp., Inc.
Gilbertville Community Day, Inc.
Greenfield Municipal Utilities
Guthrie County
Heart of Iowa Reg. Transit Agency
Ida County
Iowa Lakes Regional Water
Iowa Northland Reg. Council of Gov.
Iowa Public Employer Health Care Cover
Iowa Stored Energy Plant Agency
Jefferson County Hospital
Lee County
Madison County Memorial Hospital
Manilla Municipal Gas Dept.
Manning Municipal Utilities
Mid Iowa Regional Housing Authority
Midas Council of Governments
Mid-Iowa Development Association COG
Mitchell County Regional Health Center
Monroe County Hospital
Mt. Pleasant Municipal Utilities
Newton Waterworks
North Central Reg. Emerg. Resp. Com.
North Iowa Area Council of Govts.
Ogden Municipal Utility
Page County Landfill Association
Palo Alto County Hospital
Plymouth County Solid Waste Agency
Pottawattamie County
Poweshiek Water Association
Second Judicial Dist Dept. of Correct
Seventh Judicial District
Third Judicial District
Van Buren County Hospital
Washington County Hospital
Waverly Health Center
Webster County Solid Waste Commission
Wilton Municipal Light and Power
Winterset Municipal Utilities



MAJOR PARTICIPANTS

	Top Ten Participants		Top Twenty Participants		Top Fifty Participants	
	Percent	Total Assets	Percent	Total Assets	Percent	Total Assets
2013	66%	299,996,375	78%	353,591,054	93%	421,950,854
2012	73%	393,342,100	82%	445,695,043	94%	509,409,879
2011	70%	366,772,444	80%	417,092,754	92%	484,160,277
2010	68%	297,982,346	78%	339,077,179	91%	397,601,718
2009	61%	293,717,646	71%	340,178,059	87%	417,691,066
2008	48%	169,271,079	60%	211,718,912	80%	283,235,598
2007	37%	88,409,383	50%	120,897,069	75%	179,823,065
2006	32%	65,432,579	47%	95,702,772	75%	152,227,092
2005	48%	112,257,335	63%	144,716,918	83%	191,099,445
2004	59%	151,601,053	72%	182,708,595	88%	225,109,501

INVESTMENT ADVISER

Miles Capital has served as the sole Investment Adviser to all investment alternatives within IPAIT since the program's inception in 1987. As of June 30, 2013 Miles Capital had a total of $4.2 billion in assets under management, representing a diverse group of institutional and individual clients.

CONSULTANTS

IPAIT does not employ the use of any professional consultants beyond those service providers detailed in the Notes to Financial Statement Section.

BROKERS

IPAIT does not employ the use of brokers in the operation of its various investment alternatives.

CHANGES IN PARTICIPANT ASSETS UNDER MANAGEMENT

	Diversified Portfolio	Annual Change		Diversified Portfolio	Annual Change
06/13	455,697,315	-15.97%	06/08	355,390,565	47.87%
03/13	514,663,471	-0.62%	03/08	331,998,874	13.10%
12/12	494,742,322	-6.04%	12/07	288,037,962	17.49%
09/12	509,924,527	-0.28%	09/07	270,935,522	5.68%
06/12	542,322,659	3.49%	06/07	240,334,243	18.11%
03/12	517,894,507	1.09%	03/07	293,556,937	23.79%
12/11	526,528,050	17.33%	12/06	245,158,277	1.04%
09/11	511,342,006	2.58%	09/06	256,375,849	2.48%
06/11	524,016,990	20.27%	06/06	203,481,541	-11.40%
03/11	512,301,188	-8.29%	03/06	237,141,015	-1.43%
12/10	448,774,035	-15.38%	12/05	242,636,140	9.50%
09/10	498,458,887	-2.03%	09/05	250,171,968	13.12%
06/10	435,708,180	-9.49%	06/05	229,667,966	-9.87%
03/10	558,584,374	3.06%	03/05	240,589,826	-12.58%
12/09	530,312,284	37.40%	12/04	221,582,170	-10.52%
09/09	508,783,012	29.70%	09/04	221,163,016	-18.75%
06/09	481,402,637	35.46%	06/04	254,818,110	-1.84%
03/09	542,002,661	63.25%	03/04	275,215,747	10.58%
12/08	385,961,736	34.00%	12/03	247,626,021	-16.67%
09/08	392,271,966	44.78%	09/03	272,187,641	7.83%



MONTHLY AVERAGE YIELD COMPARISON

Date	Diversified Portfolio Net Rate	Money Market Benchmark	Chapter 74A 32-89 Day	Chapter 74A 90-179 Day
06/2013	0.01%	0.01%	0.05%	0.05%
05/2013	0.01%	0.01%	0.05%	0.05%
04/2013	0.01%	0.01%	0.05%	0.05%
03/2013	0.01%	0.01%	0.05%	0.05%
02/2013	0.01%	0.01%	0.05%	0.05%
01/2013	0.01%	0.01%	0.05%	0.05%
12/2012	0.01%	0.01%	0.05%	0.05%
11/2012	0.01%	0.01%	0.05%	0.05%
10/2012	0.01%	0.01%	0.05%	0.05%
09/2012	0.01%	0.01%	0.05%	0.05%
08/2012	0.01%	0.01%	0.05%	0.05%
07/2012	0.01%	0.01%	0.05%	0.05%

AVERAGE ANNUAL YIELD COMPARISON

	Diversified Portfolio Net Rate	Money Market Benchmark
2013	0.01%	0.01%
2012	0.02%	0.01%
2011	0.06%	0.01%
2010	0.13%	0.02%
2009	1.01%	0.70%
2008	3.46%	3.24%
2007	4.84%	4.54%
2006	3.70%	3.43%
2005	1.71%	1.41%
2004	0.59%	0.37%

TOTAL NET INVESTMENT INCOME
FOR THE FISCAL YEARS ENDED JUNE 30,

	Diversified Portfolio
2013	50,683
2012	81,377
2011	280,265
2010	625,355
2009	4,311,687
2008	10,042,030
2007	11,907,172
2006	8,475,466
2005	3,733,917
2004	1,477,818



For the Years Ended June 30,
(dollars in thousands)

DIVERSIFIED PORTFOLIO

	2013	2012	2011	2010
ADDITIONS				
From investment activities:				
Net investment income	$ 51	$ 81	$ 280	$ 625
From unit transactions:				
Units sold	791,827	959,524	1,203,124	1,015,718
Units transferred from DGO on 9/09/2010 *	--	--	67,592	--
Units issued in reinvestment of dividends from net investment income	51	95	279	681
Total additions	791,929	959,700	1,271,275	1,017,024
DEDUCTIONS				
Dividends to unitholders from:				
Net investment income	(51)	(81)	(280)	(625)
From unit transactions:				
Units redeemed	(878,504)	(941,313)	(1,182,686)	(1,062,094)
Total deductions	(878,555)	(941,394)	(1,182,966)	(1,062,719)
Changes in net assets	(86,626)	18,306	88,309	(45,695)
Net assets at beginning of period	542,323	524,017	435,708	481,403
Net assets at end of period	$ 455,697	$ 542,323	$ 524,017	$ 435,708

	2008	2007	2006	2005
ADDITIONS				
From investment activities:				
Net investment income	$ 10,042	$ 11,907	$ 8,472	$ 3,734
From unit transactions:				
Units sold	1,350,872	1,246,520	1,151,720	1,055,083
Units issued in reinvestment of dividends from net investment income	10,036	11,055	7,815	3,596
Total additions	1,370,950	1,269,482	1,168,007	1,062,413
DEDUCTIONS				
Dividends to unitholders from:				
Net investment income	(10,042)	(11,907)	(8,472)	(3,734)
From unit transactions:				
Units redeemed	(1,245,851)	(1,220,723)	(1,185,721)	(1,083,829)
Total deductions	(1,255,893)	(1,232,630)	(1,194,193)	(1,087,563)
Changes in net assets	115,057	36,852	(26,186)	(25,150)
Net assets at beginning of period	240,334	203,482	229,668	254,818
Net assets at end of period	$ 355,391	$ 240,334	$ 203,482	$ 229,668

* DGO refers to the Direct Government Obligation Portfolio



Accrued interest - interest accumulated on all securities in a portfolio since the most recent payment date for each security.

Administrator - entity that carries out IPAIT policies and provides participant recordkeeping services.

Amortized Cost - method of accounting that gradually reduces a security's discount or premium on a straight-line basis.

Assets - items in financial statement with current market value owned by IPAIT.

Certificate of Deposit - debt instrument issued by a financial institution with an interest rate set by competitive forces in the marketplace.

Collateral - U.S. government or agency securities pledged to IPAIT until investment is repaid. For instance, the security for a collateralized certificate of deposit issued by an Iowa financial institution.

Compound Rate - interest calculation based upon investment of principal plus reinvestment of interest earned from previous period(s). IPAIT portfolio interest is compounded or reinvested monthly.

Custodian - bank that maintains custody of all IPAIT assets.

Discount - the dollar amount by which the par value of a bond exceeds its market price.

Diversified - spreading of risk by investing assets in several different categories of investment and assorted maturities within those categories.

Investment Adviser - Securities and Exchange Commission registered firm that provides investment advice to IPAIT.

Iowa Code Chapter 74A Rates - Minimum rates at which Iowa financial institutions may accept deposits of public funds for various periods.

Liabilities - claims on the assets of IPAIT.

Fair Value - the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Net Investment Income - income from IPAIT investments distributed to participants after payment of program operating expenses.

Nominal Rate - simple interest calculation based only upon the principal amount invested without reinvestment of earned interest.

Par Value - value of IPAIT investments at maturity.

Portfolio - all investments owned by IPAIT.

Premium - the dollar amount by which the market price of a bond exceeds its par value.

Redemptions - withdrawal of funds by participants from IPAIT.

Repurchase Agreement - agreement between IPAIT and a seller of U.S. government securities, whereby the seller agrees to repurchase the securities at an agreed upon price at a stated time. The transaction is collateralized by U.S. government or U.S. agency securities with a market value of at least 102% of the value of the repurchase agreement.

Straight-Line - conservative accounting procedure to reduce a security's premium or discount in equal daily increments over its remaining period to maturity.

U.S. Government Agencies - securities issued by U.S. government sponsored corporations such as the Federal Home Loan Bank and Federal National Mortgage Association.

U.S. Government Securities - direct obligations of the U.S. government, such as Treasury bills, notes and bonds.

Yield Curve - graph plotting yields of securities of similar quality on vertical axis and maturities ranging from shortest to longest on horizontal axis.

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Iowa Public Agency Investment Trust
c/o Miles Capital, Inc.
1415 28th Street, Suite 200
West Des Moines, IA 50266-1461
(800) 872-4024
www.IPAIT.org